COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

October 13, 2017

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I	Post-Effective Amendment No. 301 File Nos. 2-99356 / 811-04367

Dear Mr. Cowan:

This letter responds to comments received from the staff of the Securities and Exchange Commission on September 20, 2017 for the above-referenced post-effective amendment filed by and on behalf of Columbia Funds Series Trust I (the Trust or the Registrant) on behalf of its Columbia Adaptive Retirement 2020 Fund, Columbia Adaptive Retirement 2030 Fund, Columbia Adaptive Retirement 2040 Fund, Columbia Adaptive Retirement 2050 Fund, Columbia Adaptive Retirement 2060 Fund, Columbia Solutions Aggressive Portfolio and Columbia Solutions Conservative Portfolio series (the Funds). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Comment 1:	Please delete the following disclosure from the Summary of the Fund - Fees and Expenses of the Fund section. If there are clean shares offered in this registration statement, the Fund may include the permitted language about clean shares’ commissions as set forth in the American Funds letter. Otherwise, none of this disclosure is required or permitted in Item 3.

An investor transacting in a class of Fund shares without any front-end sales charge, contingent deferred sales charge, or other asset-based fee for sales or distribution may be required to pay a commission to the financial intermediary for offering such transactions. Such commission rates are set by the financial intermediary and are not reflected in the tables or the example below.

Response:	The above disclosure is, in Registrant’s opinion, consistent with the American Funds letter with regard to clean shares and, as such, the disclosure will not be removed.

Comment 2:	Please consider the Investment Company Institute (ICI) Target Date Working Group recommendation of June 18, 2009 with respect to what target date funds should prominently disclose in the Summary of the Fund - Principal Investment Strategies of each of the Columbia Adaptive Retirement Funds.

Response:	We have reviewed the recommendations of the ICI Target Date Working Group and intend to add disclosure to the following effect in the section of each Fund’s Summary of the Fund – Principal Investment Strategies:

Although the Target Date is not intended to represent the retirement or other investment goal year of any specific investor, it is a factor in the construction of the glide path. The Investment Manager expects that most investors in the Fund plan to retire on or about the Target Date and many investors will cease making new investments in the Fund and begin withdrawing from their account.

Comment 3:	Confirm that the 80%-20% allocation contained in the Summary of the Fund - Principal Investment Strategies for Columbia Adaptive Retirement 2020 Fund is correct, given that the fund is less than three years away from the target date.

Response:	Confirmed.

Comment 4:	With respect to the glide paths contained in the Summaries of the Fund - Principal Investment Strategies for each of the Columbia Adaptive Retirement Funds, consider indicating the specific percentage allocations at target date per the ICI working group recommendation.

Response:	The percentage allocations at each Fund’s target date will be based on the market state at that time. We believe the four glide paths adequately and appropriately disclose percentage allocations at each Fund’s target date.

Comment 5:	With respect to the glide paths contained in the Summary of the Fund - Principal Investment Strategies for each of the Columbia Adaptive Retirement Funds, consider labeling the target date year line as “Target Date (Assumed Retirement)” per the ICI sample illustration.

Response:	We intend to add a label to the target date year line in the glide paths as “Target Date (Expected Retirement).”

Comment 6:	With respect to the glide paths contained in the Summary of the Fund - Principal Investment Strategies for each of the Columbia Adaptive Retirement Funds, consider indicating the point at which the glide path is expected to reach its most conservative asset allocation (e.g., 15 years after the target date) per the ICI working group recommendation.

Response:	We intend to add a line indicating the point at which each glide path is expected to reach its static asset allocation and label it as “Landing Point,” which will be described in disclosure preceding the glide paths.

Comment 7:	Please explain supplementally any details about the expected fund that a Columbia Adaptive Retirement Fund may merge into. We would expect that the fund that is merging invests in the same underlying funds and has the same target allocations as the fund being merged. If that is the case, this should be disclosed.

Response:	Once a Columbia Adaptive Retirement Fund is beyond its Landing Point, the Board of Trustees may approve combining the Fund with another Columbia Adaptive Retirement Fund that has also reached its Landing Point. At that time, the investments of both Funds should be substantially identical.

Comment 8:	Please delete the following disclosure contained under the caption “Underlying Funds – Investment Objectives and Strategies” in the Summary of the Fund - Principal Investment Strategies as it is not required or permitted in Item 4. We note that it is included in the Item 9 disclosure.

The prospectuses and statements of additional information for the affiliated Underlying Funds are incorporated by reference into this prospectus and are available free of charge at columbiathreadneedle.com/us or by calling 800.345.6611.

Response:	We will remove the disclosure from the summary sections of the prospectus.

Comment 9:	Neither the Investment Manager’s process in selecting when to move in and out of Columbia Solutions Aggressive Portfolio and Columbia Solutions Conservative Portfolio nor how the Investment Manager decides how much to invest in each fund from time to time is disclosed. Please revise in plain English.

Response:	The disclosure will be revised. Each Columbia Adaptive Retirement Fund’s investment in Columbia Solutions Aggressive Portfolio and Columbia Solutions Conservative Portfolio will transition over time, with investments in Columbia Solutions Aggressive Portfolio continuing to decrease until approximately 25 years after the Target Date, at which time the entire 80% of the Fund allocated to these Underlying Funds will be allocated to Columbia Solutions Conservative Portfolio. This transition will be illustrated in a glide path.

Comment 10:	Confirm that expenses such as dividends paid on stocks sold short are in the Other expenses line item in the Annual Fund Operating Expenses table or as a separate line item (to align with the instruments disclosed in the Funds’ Principal Investment Strategies).

Response:	So confirmed.

Comment 11:	Consider adding the underlined language below to the introduction to the Principal Risks summary section of each of the Columbia Adaptive Retirement Funds:

An investment in the Fund involves risks, including specific risks relating to the investment in the Fund based on its investment process and its “fund-of-funds” structure, as well as specific risks related to the underlying funds in which it invests that in the aggregate are principal risks to the Fund, including among others, those described below.

Response:	We will revise the language as noted.

Comment 12:	Please move the following sentence contained in the instruction to the Principal Risks summary section of each of the Columbia Adaptive Retirement Funds to the Item 9 disclosure because it is not required and is not permitted Item 4 disclosure. The Funds are required to summarize all principal strategies and risks in Item 4 and provide them in more detail in Item 9. Incorporation by reference does not relieve the fund of responsibility to do this.

More information about underlying funds, including their principal risks, is available in their prospectuses, which are incorporated by reference into this prospectus.

Response:	We believe this disclosure is a useful reference for shareholders that seek additional information on the underlying funds and intend to retain it.

Comment 13:	Please explain your basis for considering the Dow Jones Target [Date] Index a broad-based securities index of overall market performance in the Performance Information section for each of the Columbia Adaptive Retirement Funds.

Response:	The Dow Jones Target [Date] Indexes are designed to measure the performance of multi-class portfolios with market risk profiles that become more conservative over time. They consist of composite indices representing equity securities, fixed income securities and money market instruments. We believe the indices constitute broad-based securities indices.

Comment 14:	Certain of the disclosure contained in the More Information About the Funds – Principal Investment Strategies section for each of the Columbia Adaptive Retirement Funds is virtually identical to the summary section. Please revise consistent with the layered disclosure approach called for by Item 9. See IMGU 2014-08.

Response:	After careful consideration, the Funds have determined to leave the disclosure in the More Information section and Summary section as is, as the Funds believe that such disclosure is consistent with Form N-1A and Staff guidance.

Comment 15:	In the second paragraph of the section Underlying Funds – Investment Objectives and Strategies specify which affiliated Underlying Funds’ prospectuses and statements of additional information will be incorporated by reference. File numbers would also be helpful.

Response:	We intend to include disclosure to the following effect in the referenced section:

The prospectuses and statements of additional information for the affiliated Underlying Funds are incorporated by reference into this prospectus and are available free of charge at columbiathreadneedle.com/us or by calling 800.345.6611.

	Columbia Funds Series Trust I	Columbia Solutions Aggressive Portfolio and Columbia Solutions Conservative Portfolio
	Columbia Funds Series Trust II	Columbia Commodity Strategy Fund

Comment 16:	In the eleventh paragraph of the section Underlying Funds – Investment Objectives and Strategies, please clarify in the disclosure whether this is different than temporary defensive position.

Response:	Each Fund may take temporary defensive positions, including holdings in the types of investments noted in the referenced paragraph. Those temporary defensive positions differ from the investments noted in the referenced paragraph in that they are made in response to adverse conditions. The investments disclosed in the referenced paragraph are part of the Funds’ principal investment strategies.

Comment 17:	The remaining disclosure is similar to prior Post-Effective Amendments of the Trust. Therefore, apply all applicable comments previously given on the disclosure infra for the Post-Effective Amendments of the Trust.

Response:	We have incorporated the prior responses, as applicable.

Comment 18:	Please specify which classes are being referred to in this sentence in the Choosing a Share Class – Summary of Share Class Features section: “An investor transacting in a class of Fund shares without any front-end sales charge, contingent deferred sales charge (CDSC), or other asset-based fee for sales or distribution, such as Rule 12b-1 fee, may be required to pay a commission to the broker/financial intermediary for effecting such transactions.”

Response:	Please see Response to Comment 1.

Comment 19:	Please delete the following disclosure from the Choosing a Share Class – Summary of Share Class Features section. The Fund is responsible for setting variations to sales loads per Rule 22d-1 and for the implementation. A Fund cannot disclaim responsibility. Please also see the related comment in Appendix A.

The information in Appendix A may be provided by, or compiled from or based on information provided by the financial intermediaries identified in Appendix A. The Fund, the Investment Manager and the Distributor do not establish financial intermediary-specific policies and are not responsible for ensuring that you receive any discounts or waivers that may be available to you in this regard. Please consult your financial intermediary with respect to any sales charge reduction and/or waiver described in Appendix A.

Response:	The disclosure is accurate as presented and is not a disclaimer of responsibility. In no way does the Fund, the Investment Manager or the Distributor “establish” or determine financial intermediary-specific shareholder policies; policies applicable to a particular financial intermediary are, in fact, determined by that financial intermediary, and the Registrant makes the intermediary’s policy – as provided by such financial intermediary – available within the registration statement.

Comment 20:	Please delete the following disclosure from the Appendix A: Financial Intermediary-Specific Reductions/Waivers of Sales Charges section. The Fund cannot disclaim responsibility. The Fund is ultimately responsible for whether the sales discounts/waivers are received. However, the Fund can add language referring shareholders to the intermediary for help with understanding the waivers.

The financial intermediary-specific information below may be provided by, or compiled from or based on information provided by the financial intermediaries noted. The Funds, the Investment Manager and the Distributor do not establish these financial intermediary-specific policies and are not responsible for ensuring that you receive any discounts or waivers that may be available to you.

Response:	Please see Response to Comment 19.

STATEMENT OF ADDITIONAL INFORMATION COMMENT:

Comment 21:	Please replace the word “only” with the word “principally” in the third sentence of the first footnote to the Concentration policies included under the Fundamental and Non-fundamental Investment Policies – Fundamental Policies section.

Response:	SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” To the extent that the Fund invests in a private activity municipal debt security issued by a nongovernmental entity, the Fund will look through to such issuer’s industry for purposes of applying the Fund’s concentration policy.

As the concentration policy notes that “obligations issued or guaranteed by the U.S. Government, any state, municipality or territory of the United States or any of their agencies, instrumentalities or political subdivisions” are not subject to the policy, the footnote disclosure will be removed, as it is clear from the policy that non-governmental issuers are subject to the concentration policy.

PART C COMMENTS:

Comment 22:	For Exhibit (i), a new opinion of counsel will be needed because of the new series.

Response:	An opinion of counsel with respect to the Funds will be included as an exhibit to the registration statement.

Comment 23.	For Exhibit (j), please include a consent from the auditors as an exhibit to this filing.

Response:	Although PricewaterhouseCoopers is listed as the Funds’ independent registered public accounting firm in the Statement of Additional Information, the Funds are new and have not commenced investment operations and therefore no financial information will be included in the 485(b) submission of the Registrant. Independent registered public accounting firm consent is typically included as an exhibit to the Registrant’s submission only if audited financial statements are part of that submission.

If you have any questions, please contact either me at (617) 385-9536 or Patrick Gannon at (617) 385-9534.

Sincerely,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Chief Legal Officer, Secretary and Senior Vice President

Columbia Funds Series Trust I

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